

January 31, 2025

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

RE: Goldman Sachs ETF Trust
        Issuer CIK: 0001479026
        Issuer File Number: 811-23013 / 333-200933
        Form Type: 8-A12B
        Filing Date: January 31, 2025

To Whom It May Concern:

Cboe BZX Exchange, Inc. certifies its approval for listing and registration of Goldman Sachs U.S. Large Cap Buffer 2 ETF under the Exchange Act of 1934.

Sincerely,

Charles Sullivan
Senior Analyst, Listing Qualifications